8755 W. Higgins Road
Suite 500

Chicago, IL 60631

www.littelfuse.com

June 19, 2014

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Subject: Comments on Littelfuse, Inc. Form 10-K for fiscal year ended December 28, 2013
Filed February 25, 2014
File No. 0-20388

Dear Ms. Tillan,

I have reviewed the Staff’s letter dated May 7, 2014 to my attention regarding your comments related to the Form 10-K for the fiscal year ended December 28, 2013 (the “2013 fiscal year”) filed by Littelfuse, Inc. (the “Company”) on February 25, 2014. Below are the Company’s responses to your comments.

Note 6. Investment in Unconsolidated Affiliate, page 60

1.

We note your response to prior comment 2. Please clearly describe to us the error (or errors) you identified in your accounting for income taxes relating to the Stocking investment and explain how it was corrected. Specifically, identify the accounting literature that was incorrectly applied or the income tax positions, calculations, estimates, etc. that needed to be revised. Explain why part of the error related to the fourth quarter of 2012 and another part related to the first quarter of 2013.

Response

In 2011, the Company invested $6.0 million in certain preferred stock of Shocking Technologies, Inc. (“Shocking”). At December 31, 2011, the company accounted for its investment at cost as it did not have significant influence over financing or operating activities.

In April 2012, the Company invested an additional $10.0 million in certain common and preferred stock of Shocking, increasing its investment interest to $16.0 million or approximately 18.4%. In addition, in late-November 2012, the Company provided an additional $2.0 million short-term secured loan to Shocking and determined that the Company then had the ability to exert significant influence. As a result, the Company began accounting for the investment in Shocking using the equity method. In accordance with ASC Topic No. 323, the Company retroactively recorded its proportional share of Shocking’s operating losses, which amounted to approximately $4.0 million in 2012.

June 19, 2014

During the fourth quarter of 2012, the Company concluded that there was an other-than-temporary impairment which existed for its investment in Shocking. The Company engaged a third-party valuation firm to assist in developing the fair value of the investment in Shocking. Based on the then fair value and the results of the evaluation by the third-party valuation firm, the Company determined that there was an impairment of approximately $7.3 million which was recorded as a non-operating impairment and equity loss of unconsolidated affiliate in the Consolidated Statements of Net Income. The Company’s management believed, at the time, that there were a number of options available to Shocking for additional funding, whether in the form of additional equity or debt financing.

During the first quarter of 2013, management of Shocking aggressively pursued both a sale of the company and additional investment funding. However, little progress was made with either option and Shocking continued to have significant operational and cash flow issues. Furthermore, by the first quarter of 2013, the board of Shocking had become fractured and unable to develop a consensus on how to proceed. Ultimately, Shocking was unsuccessful in securing additional funding, Without the ability to secure additional funding, and in light of Shocking’s continued cash burn rate, Shocking was unable to pay its remaining associates, and as a result of an involuntary petition, subsequent to the filing of the Form 10-K for the 2012 fiscal year, Shocking filed for Chapter 7 bankruptcy on March 12, 2013. At this time, the Company fully impaired both its remaining equity investment in and loan receivable from Shocking. The resulting impairment charge was approximately $10.7 million consisting of both the remaining equity investment of $8.7 million and the $2.0 million loan receivable.

In the periods ending both December 29, 2012 and March 30, 2013, the Company recognized the benefit of its losses in Shocking for income tax purposes – in the amounts of $2.8 million in the fourth quarter of 2012 and $3.3 million in the first quarter of 2013 – as the Company believed at the time that such losses were deductible as ordinary losses for income tax purposes. This was subsequently determined, during the 2013 year end audit, to have been in error as the losses relating to the equity investment (but not the loan) are capital losses under the IRS Code.

Following this determination, the Company concluded that such impairments created capital loss carry-forwards which were not “more likely than not” to be realized and hence valuation allowances should have been recorded under ASC 740-10-30-2(b) in the amounts of $2.8 million in the fourth quarter of 2012 and $3.3 million in the first quarter of 2013. Accordingly, there were two errors – both of which were understatements of income tax expense – $2.8 million relating to the fourth quarter of 2012 and $3.3 million relating to the first quarter of 2013. As discussed further below, the first error was deemed immaterial to both the 2012 and 2013 fiscal years, and was therefore corrected in the period in which it was discovered (i.e., the fourth quarter of fiscal 2013). The second error was recorded by a restatement of previously issued interim financial information for the quarter ended March 30, 2013.

2.	Tell us how you considered Question 2 to SAB Topic 1.N in concluding which periods should be restated for the error.

Response

As noted in Question 2 to SAB Topic 1.N: “If the misstatement that exists after recording the adjustment in the current year financial statements is material (considering all relevant quantitative and qualitative factors), the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.”

June 19, 2014

As it relates to the first error, being the $2.8 million relating to the fourth quarter of 2012, the Company respectfully advises that, based on their qualitative and quantitative materiality determination as discussed in the response letter dated May 16, 2014, this error (after recording the adjustment in the current year financial statements) was concluded to be immaterial to both fiscal 2012 and fiscal 2013. As the first error was immaterial to both the 2012 and 2013 fiscal years, the Company concluded that it should correct the error in the prior year financial statements in the quarter in which the errors were discovered (i.e., the fourth quarter of 2013) in accordance with ASC Topic 250. Accordingly, the Company respectfully concluded that correcting the prior year financial statements was not required under Question 2 to SAB Topic 1.N.

As it relates to the second error, being the $3.3 million relating to the first quarter of 2013, the Company concluded that this amount was material to that interim period. Accordingly, the Company recorded the incremental income tax expense of $3.3 million relating to the first quarter of 2013 and restated the interim financial information for the first quarter of 2013 on a Form 10-Q/A.

Form 8-K dated May 31, 2013 and filed June 5, 2013

3.

We note Exhibit A to your response to prior comment 4. It is not clear to us why you deduct intangible assets from the Hamlin assets acquired in your asset test, since Regulation S-X Rule 210.1-02(w) regarding the test for a Significant Subsidiary speaks to your proportionate share of the total assets of the company after intercompany eliminations. Please provide a thorough explanation and tell us why the Item 9.01 of Form 8-K requirement for financial statements and pro forma information is not applicable.

Response

The Company acknowledges the Staff’s comment and that the Company’s implementation of the asset test should have included the Company’s proportionate share of the total assets of Hamlin (after intercompany eliminations) and should not have excluded the acquired intangible assets of Hamlin. Accordingly, the Company has attached a revised Exhibit A to this response letter outlining the three significance tests (including the revised calculation of the asset test). As will be noted in the attached revised Exhibit A, under each of the three tests of significance, the significance of Hamlin to the Company does not exceed 20% and accordingly the requirements of Item 9.01 of Form 8-K for financial statements and pro forma information is not applicable.

Should you have any further questions, please do not hesitate to contact me at (773) 628-0810.

Sincerely, /s/ Philip G. Franklin Philip G. Franklin Senior Vice President and Chief Financial Officer 773-628-0810

Exhibit A

Hamlin, Inc. -- Acquisition Significance Tests
All amounts in thousands, except for percentages

1. Investment test

Littelfuse, Inc. Total Assets - December 29, 2012	$ 777,728
Hamlin acquisition - Consideration Transferred	$ 144,400
Significance	18.6%

2. Income test

Littelfuse, Inc. Operating Income - FY 2012	$ 106,870
Hamlin Operating Income - FY 2012	$ 14,825
Significance	13.9%

3. Asset test

Littelfuse, Inc. Total Assets - December 29, 2012	$ 777,728
Hamlin Consolidated Assets @ 12/31/2012	$ 144,400
Significance	18.6%